QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.01

LEHMAN BROTHERS HOLDINGS INC.
COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and
to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS
(Dollars in millions)
(Unaudited)

						Nine Months Ended August 31 2004
	Twelve Months Ended November 30
	1999	2000	2001	2002	2003
Pre-tax earnings from continuing operations	$1,631	$2,579	$1,748	$1,399	$2,536	$2,639
Add: Fixed charges (excluding capitalized interest)	13,681	18,778	15,724	10,709	8,724	6,784

Pre-tax earnings before fixed charges	$15,312	$21,357	$17,472	$12,108	$11,260	$9,423

Fixed charges:
Interest	$13,649	$18,740	$15,656	$10,626	$8,640	$6,710
Other(a)	71	57	78	103	119	90

Total fixed charges	13,720	18,797	15,734	10,729	8,759	6,800

Preferred stock dividend requirements	174	195	192	155	143	100

Total combined fixed charges and preferred stock dividends	$13,894	$18,992	$15,926	$10,884	$8,902	$6,900

RATIO OF EARNINGS TO FIXED CHARGES	1.12	1.14	1.11	1.13	1.29	1.39
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	1.10	1.12	1.10	1.11	1.26	1.37
(a)
Other fixed charges consist of the interest factor in rentals and capitalized interest.

QuickLinks

  EXHIBIT 12.01
LEHMAN BROTHERS HOLDINGS INC. COMPUTATION of RATIOS of EARNINGS to FIXED CHARGES and to COMBINED FIXED CHARGES and PREFERRED STOCK DIVIDENDS (Dollars in millions) (Unaudited)